

04001458

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53149

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management of the Carolinas, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

 1520 South Boulevard, Suite 230
                      (No. and Street)

 Charlotte   NC   28203
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Rebecca Douglass   704-332-3131, ext. 234
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 25 2004

Greer & Walker, LLP
                         (Name – *if individual, state last, first, middle name*)

 201 South Tryon Street, Suite 1500, Charlotte, NC 28202
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

MAR 16 2004

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Rebecca G. Douglass_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Capital Management of the Carolinas, LLC_____ , as of _____December 31_____ , 20 03 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Vice President/Partner_____
Title

State of North Carolina
County of Mecklenburg

_____
Notary Public

My Commission Expires: 8/23/2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

Financial Statements and Supplemental Disclosures
for the Year Ended December 31, 2003 and
Independent Auditors' Report

TABLE OF CONTENTS



GREER & WALKER, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Capital Management of the Carolinas, LLC:

We have audited the accompanying statement of financial condition of Capital Management of the Carolinas, LLC as of December 31, 2003 and the related statements of income, of changes in members' equity, of changes in liabilities subordinated to claims of general creditors, and of cash flows for the year then ended, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management of the Carolinas, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages nine through thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green & Walker, LLP

January 20, 2004

South Tryon Square
201 South Tryon Street • Suite 1500
Charlotte, NC 28202
Tel 704.377.0239 • Fax 704.377.8663
www.greerwalker.com

Members of:
American Institute of CPAs
North Carolina Association of CPAs
PKF North American Network

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$	130,271
Accounts receivable:		
Broker-dealer 12b-1 fees		239,189
Consulting fees		18,500
Prepaid expenses		26,678
Total current assets		414,638

PROPERTY:

Office furniture and equipment		124,300
Leasehold improvements		44,444
Total		168,744
Less accumulated depreciation and amortization		77,868
Property, net		90,876

DEPOSITS		5,079
TOTAL ASSETS	$	510,593

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:

Accounts payable	$	3,439
Accrued profit sharing contribution		103,330
Total current liabilities		106,769

MEMBERS' EQUITY		403,824
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	510,593

See notes to financial statements.

2

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES:	
Broker-dealer 12b(1) fees	$ 3,242,199
Consulting fees	98,511
Interest and dividends	3,279
Total	3,343,989
EXPENSES:	
Salaries	2,185,274
Retirement plan contributions	103,896
Rent	64,263
Insurance	61,744
Travel and entertainment	44,766
Office supplies and expense	27,454
Legal and professional fees	31,491
Conferences and seminars	28,548
Depreciation and amortization	24,172
Payroll taxes	23,182
Telephone	22,156
Internet fees	12,041
Dues and subscriptions	11,300
Contributions	10,380
Regional and state advisory committee expenses	5,170
Marketing	4,191
Regulatory fees	3,443
Licenses and permits	2,006
Other	2,218
Total	2,667,695
NET INCOME	$ 676,294

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

MEMBERS' EQUITY, DECEMBER 31, 2002	$ 602,530
DISTRIBUTIONS TO MEMBERS	(637,500)
RETURN OF CAPITAL CONTRIBUTIONS	(237,500)
NET INCOME	676,294
MEMBERS' EQUITY, DECEMBER 31, 2003	$ 403,824

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF
GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2003

SUBORDINATED LIABILITIES, DECEMBER 31, 2002 $ -

CHANGE IN SUBORDINATED LIABILITIES FOR THE
  YEAR ENDED DECEMBER 31, 2003   -

SUBORDINATED LIABILITIES, DECEMBER 31, 2003 $ -

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 676,294
Adjustments to reconcile net income to net cash	
from operating activities:	
Depreciation and amortization	24,172
Changes in operating assets and liabilities:	
Accounts receivable	50,780
Other assets	(6,270)
Accounts payable	(397)
Accrued profit sharing contribution	1,159
Net cash provided by operating activities	745,738
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property	(5,794)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(637,500)
Return of capital contributions	(237,500)
Net cash applied to financing activities	(875,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(135,056)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	265,327
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 130,271

See notes to financial statements.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2003

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

   Operations - Capital Management of the Carolinas, LLC (the "Company") is a limited liability company and operates as a registered broker-dealer primarily involved in the distribution of mutual funds. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers.

   Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. As of December 31, 2003, cash deposits exceeded federally insured limits by $30,271.

   Property - Property is stated at cost. Depreciation and amortization are provided over estimated useful lives using accelerated and straight-line methods.

   Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

   Income Taxes - For income tax purposes, the Company is considered to be a general partnership. No provision for federal or state income taxes has been made in the accompanying financial statements since the members include their allocable share of Company income or losses in their respective individual income tax returns. Temporary differences exist between income or loss recognized for financial reporting and income tax purposes. Such differences primarily relate to depreciation, and use of the accrual basis of accounting for financial reporting purposes and the cash basis of accounting for income tax purposes.

2. NET CAPITAL REQUIREMENTS

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $ 23,502 which was $ 16,385 in excess of its required net capital of $7,117. The Company's net capital ratio was approximately 4.54 to 1.

3. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan which covers substantially all full-time employees. Company contributions to the plan are made at the discretion of management. Contributions to the plan for the year ended December 31, 2003 totaled $103,896 .

4. LEASE COMMITMENTS

The Company leases office space under an operating lease with an initial term expiring May 2004. In addition, the Company leases other office space with a lease term of one year. Rent expense under all leases for the year ended December 31, 2003 totaled $64,263.

The Company also leases office equipment with lease terms continuing at various dates through February 2006. Rent expense under all equipment leases totaled $6,788 for the year ended December 31, 2003.

Future minimum rental payments for all leases as of December 31, 2003 are $31,534, $5,730 and $900 for the years ending December 31, 2004 through 2006, respectively.

5. MEMBERS' EQUITY

The members of the Company have an agreement which stipulates, among other things, the terms under which equity interests of the Company can be sold or transferred. Under terms of the agreement, a member must receive written consent from 75% of the percentage interest then held by the members to dispose of any interest in the Company. The agreement also provides that a member intending to dispose of an interest in the Company must first offer the interest to the Company and then to other members at a price determined in accordance with the agreement. In addition, the Company is required to purchase the interest of a member upon death or retirement of the member.

6. CONCENTRATION OF REVENUE

The Company maintains two service agent agreements with Fidelity Distributors Corporation with respect to the North Carolina Capital Management Trust (the "Trust") cash and term portfolios. During 2003, the two service agreements accounted for approximately 97% of total Company revenue. The agreements are renewable annually by approval of the trustees of the Trust. If approval is not obtained, the agreement expires 12 months after the date of the last approval. The trustees are scheduled to vote on the renewal in 2004. Management of the Company expects that the agreements will be renewed.

7. SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC Membership for the calendar year ended December 31, 2003 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

SUPPLEMENTAL DISCLOSURES, DECEMBER 31, 2003

1. The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)ii.

See independent auditors' report.

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC

RECONCILIATION OF NET CAPITAL AS OF DECEMBER 31, 2003 UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL, DECEMBER 31, 2003 (Unaudited)	$	23,502
ADJUSTMENTS		-
NET CAPITAL, DECEMBER 31, 2003 (Audited)	$	23,502

See independent auditors' report.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	403,824 [3480]
2.	Deduct ownership equity not allowable for Net Capital	[3490]
3.	Total ownership equity qualified for Net Capital	403,824 [3500]
4.	Add:	

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

0 [3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities

403,824 [3530]

6. Deductions and/or charges:

A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**

380,322 [3540]

B. **Secured demand note deficiency**

[3590]

C. **Commodity futures contracts and spot commodities - proprietary capital charges**

[3600]

D. **Other deductions and/or charges**

[3610]

-380,322 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

0 [3630]

8. Net capital before haircuts on securities positions

23,502 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. **Contractual securities commitments**

[3660]

B. **Subordinated securities borrowings**

[3670]

C. **Trading and investment**

securities:

1.	Exempted securities		[3735]	
2.	Debt securities		[3733]	
3.	Options		[3730]	
4.	Other securities		[3734]	
D.	Undue Concentration		[3650]	
E.	Other (List)			

[3736A]	[3736B]
[3736C]	[3736D]
[3736E]	[3736F]
0	0
[3736]	[3740]

10. Net Capital   23,502
                                                                  [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)
    7,117
    [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)
    5,000
    [3758]

13. Net capital requirement (greater of line 11 or 12)
    7,117
    [3760]

14. Excess net capital (line 10 less 13)
    16,385
    [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)
    12,825
    [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition
    106,769
    [3790]

17. Add:

A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	

C. **Other unrecorded amounts**
   (List)

_____ [3820A]		_____ [3820B]		
_____ [3820C]		_____ [3820D]		
_____ [3820E]		_____ [3820F]		
		_____ 0		_____ 0
		[3820]		[3830]

19. Total aggregate indebtedness

         106,769
         [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)

    %   454
         [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

    %   0
         [3860]

13



GREER & WALKER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Capital Management of the Carolinas, LLC:

In planning and performing our audit of the financial statements and supplemental disclosures of Capital Management of the Carolinas, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SOUTH TRYON SQUARE
201 SOUTH TRYON STREET • SUITE 1500
CHARLOTTE, NC 28202
TEL 704.377.0239 • FAX 704.377.8663
WWW.GREERWALKER.COM

MEMBERS OF:
AMERICAN INSTITUTE OF CPAS
NORTH CAROLINA ASSOCIATION OF CPAS
PKF NORTH AMERICAN NETWORK

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green & Walker, LLP

January 20, 2004